Acergy S.A.                                             [GRAPHIC OMITTED] Acergy
c/o Acergy M.S. Limited
200 Hammersmith Road,
London W6 7DL, United Kingdom
T: +44 (0)20 8210 5500  F: +44 (0)20 8210 5501
www.acergy-group.com

                     NOTICE OF EXTRAORDINARY GENERAL MEETING
                      OF SHAREHOLDERS ON DECEMBER 17, 2009

The Extraordinary General Meeting of Shareholders (the "Meeting") of Acergy S.A. (the "Company"), a Societe Anonyme Holding R.C.S. Luxembourg B 43172, having its Registered Office at 412F, route d'Esch, L-2086 Luxembourg, will be held at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg, on Thursday December 17, 2009 at 11.00 a.m. (local time), for the following purposes:

     (1) To approve the recommendation of the Board of Directors of the Company to adopt amended Articles of Incorporation as summarised in the attached Chairman's letter.

     (2) To approve the recommendation of the Board of Directors of the Company to appoint Mr. Dod Fraser as a Director of the Company until the next Annual General Meeting or until his successor is appointed.

     (3) To approve the recommendation of the Board of Directors of the Company to adopt the proposed Acergy S.A. 2009 Long-Term Incentive Plan.

A summary of the proposed changes to the Articles, along with a biography of Mr. Dod Fraser and a summary of the proposed 2009 Long-Term Incentive Plan, is included in the Chairman's letter which accompanies this Notice. The full text of the proposed amended Articles of Incorporation and the rules of the 2009 Long-Term Incentive Plan are available online at: www.acergy-group.com/public/December2009EGM and can also be obtained from the Company Secretary, Acergy S.A., 412F, route d'Esch, L-2086 Luxembourg.

The Extraordinary General Meeting shall be conducted in conformity with the quorum and voting requirements of Luxembourg Company Law and the Company's Articles of Incorporation.

The Board of Directors of the Company has determined that Shareholders of record at the close of business on Friday October 30, 2009 will be entitled to vote at the aforesaid Meeting and any adjournments thereof.

The Company's Board of Directors recommends that you vote in favour of the proposals to be considered at the Meeting.

Registered Office                                         [GRAPHIC OMITTED] TAQL
412F, route d'Esch, L-2086 Luxembourg
Societe Anonyme Holding, R.C.S. Luxembourg B 43172

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                                                        [GRAPHIC OMITTED] Acergy

Yours sincerely


/s/ Sir Peter Mason K.B.E.
--------------------------
Sir Peter Mason K.B.E.
Chairman

November 10, 2009

To assure your representation at the Extraordinary General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The deadline for submission of votes of American Depositary Receipt holders is Monday December 7, 2009 and for holders of Common Shares is Wednesday December 9, 2009. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the Meeting.

Every shareholder is entitled to ask questions related to items on the agenda of the Extraordinary General Meeting.

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